TASEKO REPORTS FIRST QUARTER 2021 FINANCIAL

& OPERATING RESULTS

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 5, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2021.

The Company reported Earnings from mining operations before depletion and amortization of $30.3 million and Adjusted EBITDA* of $23.7 million, which represent increases of 412% and 344%, respectively, over the first quarter of 2020. For the first quarter 2021, the Company had an adjusted net loss of $5.5 million, or ($0.02) per share.

Russell Hallbauer, CEO and Director of Taseko, commented, "Strong earnings in the first quarter were supported by a steadily rising copper price which reached its highest price in a decade, and sits today at about US$4.50 per pound. We made good progress with detailed engineering at Florence and a favourable appeals court decision was received which clears the way for construction to begin in a few months upon receipt of the final key permit.  We also took advantage of strong market conditions to successfully refinance and upsize our bonds during the quarter, and at current copper prices the Florence project could be fully funded with cashflow from Gibraltar.  So, all in all, we are very happy with our achievements during the first quarter and 2021 is shaping up to be a transformative year for the Company.

From an ESG perspective, just yesterday, we were informed that Gibraltar has won the 2020 John Ash Award from the BC Ministry of Mines. This award is given to the B.C. mining operation with a minimum of one million hours worked that has the lowest injury-frequency rate. This is the fifth time in the last seven years that Gibraltar has won this prestigious award, a fantastic accomplishment for our team."

Mr. Hallbauer continued, "First quarter production of 22 million pounds of copper and 530 thousand pounds of molybdenum was slightly below expectation. Copper head grades in the first quarter were 25% below LOM average which negatively impacted recoveries, however, mining rates were above expectation as we benefited from shorter waste hauls and higher productivities.  As mining advances in the Pollyanna pit, we expect improved grades and copper production in the second quarter.  And, as previously disclosed, we expect much higher grade and production levels in the second half of the year, which will lead to lower operating costs per pound and improved earnings.  At current copper prices, we are forecasting operating margins of over $200 million for the remainder of 2021, which would put us in a position to fully fund construction of the commercial facility at Florence without a joint venture partner, if we choose to do so."

*Non-GAAP performance measure. See end of news release

Stuart McDonald, President of Taseko added, "We acquired additional copper put options in the first quarter but have retained 100% of the copper price upside so we will continue to benefit from further copper price increases in the future.  Excess cashflow from continued high copper prices in the years ahead, or proceeds from any accretive Florence financing transaction, could be used for debt reduction or dividends."

"We are in a strong financial position and ready to move into a construction program at Florence in the coming months.  Based on our ongoing dialogue with the EPA, we expect they will issue the draft Underground Injection Control ("UIC") Permit in June.  Once the draft permit has been issued, there will be a 30 day public comment period with a public hearing scheduled towards the end, similar to the Arizona state process that we completed last year. At the conclusion of the public comment period, the EPA will review and respond to the comments received from the public before granting the final UIC permit. While this permitting process has moved more slowly than expected, we know that it is moving forward and we are closing in on having a fully permitted and financed top tier copper project. Detailed engineering and procurement preparation has been advancing and we will be in very good shape to begin construction upon receipt of the UIC, which we expect sometime in the third quarter of this year," concluded Mr. McDonald.

First Quarter Review

  First quarter earnings from mining operations before depletion and amortization* was $30.3 million, Adjusted EBITDA* was $23.7 million and Adjusted net loss* was $5.5 million ($0.02 loss per share);
  Site operating costs, net of by-product credits* were US$1.96 per pound produced, and total operating costs (C1)* were US$2.23 per pound produced;
  The Gibraltar mine produced 22.2 million pounds of copper in the first quarter. Copper recoveries were 81.5% and copper head grades were 0.19%;
  Gibraltar sold 22.0 million pounds of copper in the quarter (100% basis) which resulted in $82.3 million of revenue for Taseko.  Average LME copper prices were US$3.86 per pound in the quarter and revenue also included positive provisional price adjustments of $3.6 million due to the rising copper price;
  As mining advances in the Pollyanna pit, management expects improved grades and copper production in the second quarter, and much higher grade and production levels in the second half of the year, which will lead to lower operating costs per pound and improved earnings;
  On February 10, 2021, Taseko closed an offering of US$400 million 7% Senior Secured Notes due in 2026. A portion of the proceeds were used to redeem all of the outstanding US$250 million 8.75% 2022 Senior Secured Notes on March 3, 2021;
  The Company's cash balance at March 31, 2021 was $197.0 million, and was affected by a negative working capital adjustment of $27.2 million in the first quarter related primarily to an increase in accounts receivable due to shipment timing;
  In March 2021, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021;
  During the quarter, Gibraltar entered into an off-take contract for 45 thousand tonnes of copper concentrate  shipments in the second half of this year which included deeply discounted TCRC's at some of the lowest levels the mine has ever seen since it was re-opened in 2004;

*Non-GAAP performance measure. See end of news release

  On May 4, 2021, the Gibraltar mine was awarded the prestigious 2020 John Ash Safety Award presented by the Ministry of Energy and Mines for having the lowest injury-frequency rate that has worked at least one million hours during the year.  This is the 5th time Gibraltar has won this award over the last 7 years; and
  Final design and engineering of the commercial in-situ production facility as well as procurement of certain critical components is well underway to ensure construction of the commercial facility can commence  following receipt of the UIC permit, which is expected in the third quarter of this year.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2021	2020	Change
Tons mined (millions)	32.0	28.5	3.5
Tons milled (millions)	7.2	7.5	(0.3)
Production (million pounds Cu)	22.2	32.4	(10.2)
Sales (million pounds Cu)	22.0	31.1	(9.1)

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change
Revenues	86,741	62,084	24,657
Earnings from mining operations before depletion and amortization*	30,313	5,923	24,390
Adjusted EBITDA*	23,722	5,346	18,376
Adjusted net loss*	(5,534)	(21,647)	16,113
Per share - basic ("Adjusted EPS")*	(0.02)	(0.09)	0.07
Net loss (GAAP)	(11,217)	(48,950)	37,733
Per share - basic ("EPS")	(0.04)	(0.20)	0.16

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Tons mined (millions)	32.0	26.4	23.3	20.5	28.5
Tons milled (millions)	7.2	7.5	7.5	7.7	7.5
Strip ratio	6.0	1.9	1.5	1.9	2.7
Site operating cost per ton milled (CAD$)*	$8.73	$11.67	$9.57	$7.66	$9.52
Copper concentrate
Head grade (%)	0.19	0.20	0.23	0.28	0.26
Copper recovery (%)	81.5	83.3	85.0	85.2	83.4
Production (million pounds Cu)	22.2	25.0	28.9	36.8	32.4
Sales (million pounds Cu)	22.0	25.0	28.6	39.3	31.1
Inventory (million pounds Cu)	3.6	3.4	3.6	3.8	6.4
Molybdenum concentrate
Production (thousand pounds Mo)	530	549	668	639	412
Sales (thousand pounds Mo)	552	487	693	656	403
Per unit data (US$ per pound produced)*
Site operating costs*	$2.23	$2.67	$1.85	$1.15	$1.64
By-product credits*	(0.27)	(0.14)	(0.14)	(0.11)	(0.11)
Site operating costs, net of by-product credits*	$1.96	$2.53	$1.71	$1.04	$1.53
Off-property costs	0.27	0.29	0.29	0.30	0.29
Total operating costs (C1)*	$2.23	$2.82	$2.00	$1.34	$1.82

OPERATIONS ANALYSIS

First Quarter Review

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.

Copper production in the first quarter was 22.2 million pounds and was impacted by lower mined ore grades from the Pollyanna pit.  Additionally, ore hardness in the Pollyanna Pit benches and in ore drawn from the stockpiles continued to have some affect on recoveries and mill throughput in the quarter.

A total of 32.0 million tons were mined in the first quarter of 2021, an increase of 5.6 million tons over the prior quarter.  The increased waste stripping was attributed to higher productivities and shorter hauling distances in the upper benches of the Pollyanna pit. Site operating costs, net of by-product credits for the first quarter were US$1.96 per pound of copper produced.

*Non-GAAP performance measure. See end of news release

OPERATIONS ANALYSIS- CONTINUED

The strip ratio for the first quarter was 6.0 to 1 and reflects the increased waste stripping in Pollyanna. In addition, ore stockpiles decreased during the quarter by 2.6 million tons.

Total site spending (including capitalized stripping of $21.5 million spent in the quarter) was generally consistent with the prior quarter. Capital expenditures in the first quarter also included costs associated with the dewatering system for the Gibraltar pit where mining is expected to start in the second quarter.

Molybdenum production was 530 thousand pounds in the first quarter. Molybdenum prices strengthened in the first quarter and averaged US$11.32 per pound, compared to US$9.01 per pound in Q4 2020.  By-product credits per pound of copper produced* was US$0.27 in the first quarter, an increase over the prior quarters due to the higher molybdenum price and fewer copper pounds produced in the current period.

Off-property costs per pound produced* were US$0.27 for the first quarter and lower than prior quarters due to the benefit of lower treatment and refining charges in the current year. Gibraltar extended its long-term copper concentrate offtake contract, for roughly 50% of its production, for 2021 which is expected to result in at least a 30% reduction in treatment and refining costs in 2021.  The Company also entered into an offtake contract for 45,000 tons of copper concentrate for later in the year at some of the lowest TCRC levels ever seen by the mine.

Total operating costs per pound produced (C1)* were US$2.23 for the quarter. Contributing to the decrease in C1* costs was significantly increased capitalized stripping costs in the first quarter, which was $20.3 million more than the prior quarter.  The impact of capitalized stripping costs on lower C1* costs is partially offset by fewer copper pounds being produced in the first quarter and the weakening US dollar.

GIBRALTAR OUTLOOK

Mining will continue to be focused on the Pollyanna pit which will be the main source of ore in 2021. Management expects improved grades and copper production in the second quarter and much higher grade and production levels in the second half of the year as higher-grade areas in Pollyanna are opened-up and available for processing. Ore release from the Gibraltar pit will commence in the second half of the year. Ore from the Gibraltar pit is relatively softer and is expected to require less energy to grind, which will provide opportunities for increased mill throughput in the future.  Gibraltar produced 123 million pounds in 2020 and is expected to produce 125 million pounds on a 100% basis in 2021.

Copper prices are currently around US$4.50 per pound, compared to the average LME copper price of US$3.86 per pound in Q1 and US$2.80 per pound in 2020.  Copper prices have recovered swiftly since March 2020 and are testing decade high levels due to recovery in Chinese and the rest of world demand coupled with continued supply and political disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support these higher copper prices in the years to come.

In March 2021 and in preparation for capital spend at Florence, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021. Protecting a significant operating margin in 2021 allows the Company to focus on and advance near-term capital growth plans related to Florence Copper, and fund the Yellowhead Copper Project's ongoing environmental assessment work. This approach to managing copper price volatility does not cap the Company's cash flow should copper prices continue at these levels or increase further.

All of the above factors are supportive of improved financial performance at the Gibraltar mine for the remainder of 2021.

*Non-GAAP performance measure. See end of news release

FLORENCE COPPER

Florence Copper represents a low-cost growth project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life, and with the expected C1* operating cost of US$0.90 per pound puts Florence Copper in the lowest quartile of the global copper cost curve.  The commercial production facility at Florence will also be one of the greenest sources of mined copper, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  We have successfully operated a Production Test Facility ("PTF") for the last two years at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will include the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ").  During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control ("UIC") permit from the U.S. Environmental Protection Agency ("EPA"). The EPA's technical review for the UIC permit has identified no significant issues and the Company expects to receive the draft permit in the coming months followed by the final UIC permit in the third quarter after which construction of the commercial ISCR facility at Florence Copper can commence.

On March 23, 2021, the Company announced a favourable appeals court decision that upholds Florence Copper's right to mine its private property within the Town, and also awarded US$1.7 million in legal fees and costs to Florence Copper.

The Company now has the majority of the required construction funding for Florence Copper in hand, and with stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain the remaining funding including retaining 100% ownership of the project.

Final design engineering for the commercial production facility as well as procurement of certain critical components is well underway to ensure a smooth and efficient transition into construction once the final UIC permit is received later this year.

ANNUAL ESG REPORT

The Company recently published its annual Environmental, Social, and Governance ("ESG") Report, titled 'Sustainability: Our Low Carbon Future' (the "Report"), highlighting Taseko's sustainability performance for 2020.

In this year's Report, Taseko has reported Scope 1 and 2 greenhouse gas emissions for Gibraltar which shows that the mine ranks in the first quartile of all copper mines globally. When commercial operations at Florence Copper commence, the Company's combined greenhouse gas emissions intensity will drop even lower, to an estimated 1.53 tonnes of carbon dioxide equivalent ("CO2e") per tonne of copper equivalent, based on an independent analysis by Skarn Associates.

Sustainability report highlights:

  Rigorous health and safety protocols enabled operations to continue at Gibraltar and at Florence Copper during the COVID-19 pandemic;
  Recognition from the British Columbia Technical and Research Committee on Reclamation with the Jake McDonald Award for outstanding work in mine reclamation and Indigenous collaboration;
  Outstanding safety performance at Gibraltar with zero loss time incidents, zero days lost, zero loss time severity, and zero loss time frequency;
  Continued commitment to a diverse workforce that reflects the communities in which we operate. In 2020 28% of the new hires at Taseko were female and 15% were Indigenous people;
  A priority on securing local goods and services with $116 million and US$2.5 million being distributed to local suppliers from Gibraltar and Florence Copper, respectively; $72 million and US$2.1 million was distributed in wages to local employees from Gibraltar and Florence Copper, respectively;
  Low Scope 1 and 2 greenhouse gas emission of 1.66 tonnes of CO2e per tonnes of copper produced equivalent and 0.09 tonnes of CO2e per tonnes of copper equivalent produced, respectively; and
  Continued discussions with our Indigenous neighbours, that included a Framework Agreement with a local Indigenous Nation to begin discussions on the Yellowhead Copper Project, as well as an extension to the standstill agreement with Tŝilhqot'in Nation as both parties seek a long-term solution to the conflict regarding New Prosperity.

The full Report can be viewed and downloaded at www.tasekomines.com/esg/overview.

On May 4, 2021, the Gibraltar mine was awarded the prestigious 2020 John Ash Safety Award presented by the Ministry of Energy and Mines for having the lowest injury-frequency rate that has worked at least one million hours during the year.  This is the 5th time Gibraltar has won this award over the last 7 years.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are focused primarily on copper and are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

LONG-TERM GROWTH STRATEGY - CONTINUED

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in  order to expedite the advancement of the environmental assessment and the permitting of the project.  Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring significant copper offtake rights.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.  The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for a further year to continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Thursday, May 6, 2021 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results.  After opening remarks by management, there will be a question and answer session open to analysts and investors.  The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.  The conference call will be archived for later playback until May 20, 2021 and can be accessed by dialing 416-764-8688 Canada, 888-390-0541 in the United States, or online at tasekomines.com/investors/events and using the passcode 998786 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO and Director

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2021	2020
Cost of sales	72,266	83,309
Less:
Depletion and amortization	(15,838)	(27,148)
Net change in inventories of finished goods	2,259	1,302
Net change in inventories of ore stockpiles	(8,226)	603
Transportation costs	(3,305)	(4,519)
Site operating costs	47,156	53,547
Less by-product credits:
Molybdenum, net of treatment costs	(5,604)	(3,231)
Silver, excluding amortization of deferred revenue	(238)	(354)
Site operating costs, net of by-product credits	41,314	49,962
Total copper produced (thousand pounds)	16,684	24,318
Total costs per pound produced	2.48	2.05
Average exchange rate for the period (CAD/USD)	1.27	1.34
Site operating costs, net of by-product credits (US$ per pound)	1.96	1.53
Site operating costs, net of by-product credits	41,314	49,962
Add off-property costs:
Treatment and refining costs	2,414	4,956
Transportation costs	3,305	4,519
Total operating costs	47,033	59,437
Total operating costs (C1) (US$ per pound)	2.23	1.82

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Loss on settlement of long-term debt, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2021	2020
Net loss	(11,217)	(48,950)
Unrealized foreign exchange loss	8,798	29,747
Realized foreign exchange gain on settlement of long-term debt	(13,000)
Unrealized (gain) loss on copper put and fuel call options	802	(3,348)
Loss on settlement of long-term debt	12,739	-
Estimated tax effect of adjustments	(3,656)	904
Adjusted net loss	(5,534)	(21,647)
Adjusted EPS	(0.02)	(0.09)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options;
  Loss on settlement of long term debt (included in finance expenses) ;
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Three months ended March 31,
(Cdn$ in thousands)	2021	2020
Net loss	(11,217)	(48,950)
Add:
Depletion and amortization	15,838	27,148
Finance expense (includes loss on settlement of long-term debt)	23,958	10,771
Finance income	(75)	(150)
Income tax recovery	(4,302)	(10,118)
Unrealized foreign exchange loss	8,798	29,747
Realized foreign exchange gain on settlement of long-term debt	(13,000)	-
Unrealized (gain) loss on copper put and fuel call options	802	(3,348)
Amortization of share-based compensation expense	246
Adjusted EBITDA	23,722	5,346

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2021	2020
Earnings (loss) from mining operations	14,475	(21,225)
Add:
Depletion and amortization	15,838	27,148
Earnings from mining operations before depletion and amortization	30,313	5,923

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2021	2020
Site operating costs (included in cost of sales)	47,156	53,547

Tons milled (thousands) (75% basis)	5,402	5,622
Site operating costs per ton milled	$8.73	$9.52